May 10, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

RE:	Sirius XM Radio Inc. Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 001-34295
Dear Mr. Spirgel:
We are writing to respond to the comments set forth in your comment letter, dated April 26, 2010, relating to the Annual Report on Form 10-K (the “Form 10-K”) of Sirius XM Radio Inc. (“we”, “our”, or the “Company”) for the year ended December 31, 2009. To assist your review, we have retyped the text of the Staff’s comments in italics below.
Management’s Discussion and Analysis..., page 26
1.	Please expand your management’s discussion and analysis to provide, to the extent practicable, a more detailed and quantitative analysis of known material trends or uncertainties. For example, your discussion of future subscriber revenue on page 41 should address the impact of your agreement not to raise the retail price for or reduce the number of channels in your basic program, a la carte package or new programming until July 2011 (as noted on page seven). We also note your statement on page 42 that you expect programming expenses to decrease as you reduce duplicate programming and content costs. This disclosure should also address the potential impact on your programming expenses of the expiration of several of your third-party content agreements in 2010 and 2011 as discussed on page 15. These are just examples. Please see the Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance.

Response:
In our future filings, we will include, to the extent practicable, a more detailed and quantitative analysis of known material trends and uncertainties in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Actual and Pro Forma Information” section to enhance investors’ understanding of our performance and factors affecting our performance. For example, we have included the following incremental disclosures on pages 38 through 40 in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2010 to address the items raised in your comments (emphasis added to incremental disclosure):
“ARPU. For the three months ended March 31, 2010 and 2009, total ARPU was $11.39 and $10.18, respectively. The increase was driven mainly by the inclusion of the U.S. Music Royalty Fee, increased revenues from the “Best of” programming and rate increases on multi-subscription and internet packages and increased advertising revenue. As part of the FCC’s order approving the Merger, we agreed not to raise the retail price for, or reduce the number of channels in, our basic $12.95 per month subscription package, our a la carte programming packages and certain other specified programming packages until July 28, 2011. We may, however, pass through cost increases incurred since the filing of our FCC merger application as a result of statutorily or contractually required payments to the music, recording and publishing industries for the performance of musical works and sound recordings or for device recording fees.
Subscriber revenue. Future subscriber revenue will be dependent, among other things, upon the growth of our subscriber base, promotions, rebates offered to subscribers and corresponding take-rates, plan mix, subscription prices and the identification of additional revenue streams from subscribers. We agreed not to raise the retail price for, or reduce the number of channels in, our basic $12.95 per month subscription package, our a la carte programming packages and certain other specified programming packages until July 28, 2011 in connection with the Merger.
Other Revenue. We expect other revenue to increase with the U.S. Music Royalty Fee, the growth in our subscriber base and as revenues from affiliates increase. The FCC’s order approving the Merger allows us to pass through cost increases incurred since the filing of our FCC merger application as a result of statutorily or contractually required payments to the music, recording and publishing industries for the performance of musical works and sound recordings or for device recording fees.
Programming and Content. Our programming and content expenses, excluding share-based payment expense, are expected to decrease as various agreements expire and are renewed or replaced on more cost effective terms. Our agreements with third-party content providers are subject to contractual expiration dates. We may or may not be able to negotiate renewals of these agreements on more cost effective terms or at all.”

Unaudited Pro Forma and Actual Information, page 26
2.	Please tell us why it is appropriate to present financial results that “exclude the impact of purchase price accounting adjustments and refinancing transactions related to the Merger.” Since the acquisition is reported in the historical financial statements as of July 2008, tell us why it is appropriate to present pro forma information for the three months ended December 31, 2008 and 2009 and for the year ended December 31, 2009. We note your disclosures on pages 27, 29, 31, 33, 52-54, 57, and 58. In addition, tell us the nature of the “Purchase Price Accounting Adjustments.”
Response:
We believe it is appropriate to present financial information excluding purchase price accounting adjustments because it helps investors understand the Company’s performance and the underlying drivers affecting the Company’s performance. We provide such Non-GAAP information as supplemental to, rather than in lieu of, a discussion and analysis of the results of operations on a GAAP basis. The Company’s chief operating decision maker utilizes this Non-GAAP information to make decisions about resource management and assess business performance. This information is also utilized internally for budgetary and planning purposes. Furthermore, the Company’s chief operating decision maker does not hold his direct reports responsible for changes in operating results attributable to changes in the benefits or charges associated with purchase price accounting.
Purchase price accounting adjustments increased our primary performance metric, adjusted income from operations, by over $180 million in 2009 when computed from reported GAAP basis amounts and will benefit adjusted income from operations by over $290 million for the year ending December 31, 2012. Over the next two years, this benefit will drop by nearly $300 million and will decrease adjusted income from operations by over $3 million for the year ending December 31, 2014 when computed from reported GAAP basis amounts. We believe our pro forma presentation provides more transparent disclosure regarding our performance by isolating the impact of the adjustments on our operating results.
The following amounts are on a GAAP basis as previously reported in thousands. During the three months ended December 31, 2009, the Company’s net income of $14,167 benefited from net purchase price adjustments of $39,410. During the three months ended December 31, 2008, the Company’s net loss of $245,844 benefited from net purchase price adjustments of $12, 707, offset by an impairment of $15,331 to goodwill recorded as part of the purchase price accounting. During the year ended December 31, 2009, the Company’s net loss of $342,790 benefited from net purchase price adjustments of $98,543. During the year ended December 31, 2008, the Company’s net loss of $5,313,288 benefited from net purchase price adjustments of $32,779, offset by an impairment of $4,766,190 to goodwill recorded as part of the purchase price accounting.

The nature of the purchase price accounting adjustments resulting from the merger with XM reflected in the actual results of operations include:
•	additional depreciation expense associated with the stepped-up basis in plant, property and equipment and amortization of acquired intangible assets;

•	a reduction in operating costs due to the amortization of deferred credits for executory contracts recognized at the merger date (primarily related to OEM and programming arrangements, which expire from 2010 through 2015); and

•	the reduction of revenue from the acquiree’s historical deferred revenue that was written down in purchase accounting.
Financings and Capital Requirements, page 46
3.	We note your statement that you need the consent of Liberty Media for the incurrence of debt in amounts greater than “a stated threshold.” Please disclose this threshold.
Response:
We need the consent of Liberty Media for the incurrence, assumption or guarantee of incremental debt in excess of $10,000,000 per calendar year. In our future filings, we will include this threshold. For example, we have included the following incremental disclosures on page 43 in our Quarterly Report on Form 10-Q filed with the Commission on May 7, 2010 to address the items raised in your comments (emphasis added to incremental disclosure, amounts stated are in thousands):
“We have historically financed our operations through the sale of debt and equity securities. The Certificate of Designations for our Series B Preferred Stock provides that, so long as Liberty Media beneficially owns at least half of its initial equity investment, Liberty Media’s consent is required for certain actions, including the grant or issuance of our equity securities and the incurrence of debt (other than, in general, debt incurred to refinance existing debt) in amounts greater than $10,000 in any calendar year.”
Liquidity and Capital Resources, page 45
4.	We note your disclosure on page F-30 regarding the nature of the covenants associated with your debt arrangements. Revise your liquidity and capital resources disclosure to include a reference to the relevant disclosure about your debt arrangements in your financial statements. In addition, revise your disclosure to identify the material terms of your debt obligations, including financial covenants and ratios, restrictions on indebtedness, events of default and the consequences of default for each agreement. Note that Release No. 34-48960 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Response:
We will include a cross-reference in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Liquidity and Capital Resource Requirements” section to the Debt note in the Notes to our consolidated financial statements. (See page 44 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2010.)
We note for the Staff that our covenants have not constrained the Company’s ability to raise capital. For instance, in the last year we have raised nearly $1.6 billion in three separate debt offerings. We also note that the Company has never paid, and does not expect in the near term to pay, dividends. All of our material debt agreements have been filed as exhibits to our filings and are available to investors at http://www.sec.gov.
In our future filings, we will expand our debt covenant disclosure to include a description of our principal covenants, including the leverage ratio used in the debt incurrence covenant, and a description of events of default under our debt agreements in the notes to our consolidated financial statements. For example, we have included the following additional disclosures on page 19 in our Quarterly Report on Form 10-Q filed with the Commission on May 7, 2010 (emphasis added to incremental disclosures):
“Our debt generally requires compliance with certain financial covenants, that restrict our ability to, among other things, (i) incur additional indebtedness unless our consolidated leverage ratio would be no greater than 6.00 to 1 pro forma for the incurrence, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions. SIRIUS operates XM as an unrestricted subsidiary for purposes of compliance with the covenants contained in its debt instruments.
Under our debt agreements, the following generally constitute an event of default: (1) a default in the payment of interest; (2) a default in the payment of principal; (3) failure to comply with covenants; (4) failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; (5) certain events of bankruptcy; (6) a judgment for the payment of money exceeding a specified aggregate amount; and (7) voidance of subsidiary guarantees, subject to grace periods where applicable. If an event of default occurs and is continuing, our debt could become immediately due and payable.”

Future Liquidity and Capital Resource Requirements, page 46
5.	We note your statement that you expect to incur significant capital expenditures to construct and launch your new satellites and improve your terrestrial repeater network. Please revise your disclosure to quantify, to the extent possible, these expected expenditures. Also include a detailed discussion of your plans and ability to meet both your short-term and long-term liquidity needs. See Item 3030 of Regulation S-K. Please note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.
Response:
In future filings, we will quantify our expected capital expenditures and include a discussion of our plans and ability to meet our liquidity needs in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Liquidity and Capital Resource Requirements” section. For example, we have included the following additional disclosures on pages 43 and 44 in our Quarterly Report on Form 10-Q filed with the Commission on May 7, 2010 to address your comments (emphasis added to incremental disclosures, amounts stated in thousands):
“We have entered into various agreements to design, construct, and launch satellites in the ordinary course of business. As disclosed in Note 14 to our condensed consolidated financial statements, as of March 31, 2010, we are contractually obligated to capital expenditures of approximately $138,274 and $67,160 during the remainder of 2010 and in 2011, respectively, and $232,352 over the next five years. The majority of the expected 2010 and 2011 capital expenditures is related to the construction and launch of our XM-5 and FM-6 satellites.
Based upon our current plans, we believe that both SIRIUS and XM have sufficient cash, cash equivalents and marketable securities to cover their estimated funding needs. We anticipate funding expected operating expenses, capital expenditures, working capital requirements, interest payments, taxes and scheduled maturities of our current and long-term debt with existing cash and cash flow from operations, and we believe that we will be able to generate sufficient revenues to meet our cash requirements. Our ability to meet our debt and other obligations depends on our future operating performance and on economic, financial, competitive and other factors, some of which are beyond our control. We continually review our operations for opportunities to adjust the timing of expenditures to ensure that sufficient resources are maintained. Our financial projections are based on assumptions, which we believe are reasonable but contain significant uncertainties.”

Critical Accounting Policies and Estimates
Long-Lived Assets, page 48
6.	If true, disclose that material goodwill does not exist at reporting units that are at risk of failing step one. Otherwise, identify your reporting units and provide the following disclosures for each reporting unit that is at risk of failing step one:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
The Company is organized in a single operating segment and has one reporting unit for which the chief operating decision maker regularly reviews operating results to make decisions about resource management and to assess performance. As discussed in Note 3 to our consolidated financial statements in the Form 10-K, we performed our annual impairment test in early October 2009 (see page F-17 of the Form 10-K filed with the Commission on February 25, 2010).
The implied market value of the Company as of October 1, 2009 (i.e., closing market price multiplied by common shares plus as converted preferred shares outstanding) of $3.9 billion greatly exceeded our net book value of $7.6 million. Accordingly, the Company’s single reporting unit is not at risk of failing step one. In future Form 10-K filings, we will include the following incremental disclosure regarding goodwill in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” section:
“Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Our annual impairment assessment is performed as of October 1st of each year, and an assessment is made at other times if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. There were no changes in the carrying value of our goodwill during the years ended December 31,            and           .”

7.	We note that FCC licenses accounted for 28.7% of total assets as of December 31, 2009. In light of the significance of your FCC licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the FCC licenses. Please identify your accounting units and for each unit of accounting (with a material license balance) that faces impairment risk, please disclose:
•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•	Describe the nature of the valuation techniques you employed in performing the impairment test. If you used a discounted cash flow methodology, addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
The Company is organized in a single operating segment and has one reporting unit for which the chief operating decision maker regularly reviews operating results to make decisions about resource management and to assess performance. We evaluate our indefinite life intangible assets for impairment on an annual basis as of October 1st. Indicators of impairment, which would have required an update to our annual impairment test, were not identified between the testing date and the filing date of the Form 10-K. As of December 31, 2009, we did not record any impairment charges for intangible assets with indefinite lives.

The estimated fair market value of our FCC licenses, performed by a nationally recognized, independent third party as of October 1, 2009, was $6.2 billion. The net carrying amount of our FCC licenses was $2.1 billion as of that date. In future Form 10-K filings, will include the following incremental disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” section (emphasis added to incremental disclosure):
“Our annual impairment assessment of our FCC licenses is performed as of October 1st of each year and an assessment is made at other times if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.
We use independent appraisals to assist in determining the fair value of our FCC licenses. The income approach, which is commonly called the “Jefferson Pilot Method” or the “Greenfield Method”, has been consistently used to estimate the fair value. This method attempts to isolate the income that is properly attributable to the license alone (that is, apart from tangible and intangible assets and goodwill). It is based upon modeling a hypothetical “Greenfield” build-up to a normalized enterprise that, by design, lacks inherent goodwill and has essentially purchased (or added) all other assets as part of the build-up process. The methodology assumes that, rather than acquiring such an operation as a going concern, the buyer would hypothetically obtain a license at nominal cost and build a new operation with similar attributes from inception. The significant assumption was that the hypothetical start up entity would begin its network build out phase at the impairment testing date and revenues and variable costs would not be generated until the satellite network was operational, approximately five years from inception.”
Note 3. Inventory, page F-16
8.	Please tell us why a portion of your estimated allowance for inventory is “reported as component of Subscriber acquisition costs” in your consolidated statements of operations.
Response:
Our inventory allowance is reported in the same line item as the underlying inventory charges are recognized in our statement of operations. Inventory allowances for items included in our direct to consumer distribution channel are reported as component of Cost of equipment. As disclosed in Note 3 to our consolidated financial statements (see page F-14 of the Form 10-K filed with the Commission on February 25, 2010), we reimburse automakers for certain costs associated with the satellite radio installed in the applicable vehicle at the time the vehicle is manufactured and provide chip sets to radio manufacturers. The associated payments to the automakers and radio manufacturers for both OEM and aftermarket installations are included in Subscriber acquisition costs as part of our strategy to acquire new subscribers.
Note 6. Indefinite Life Intangible Assets, page F-19
9.	We note that you did not recognize an impairment loss for your indefinite life intangible assets in 2008. Please tell us why you did not perform an impairment test for such assets in 2009.

Response:
We performed our annual impairment test as of October 1, 2009. In addition to the annual October 1st testing date, if indicators are identified, we perform impairment tests more frequently throughout the year. No impairment loss was recorded for intangible assets with indefinite lives during the year ended December 31, 2009. (See disclosures on pages F-17 and F-19 of the Form 10-K filed with the Commission on February 25, 2010.)
We have included the following additional disclosure on page 10 in our Quarterly Report on Form 10-Q filed with the Commission on May 7, 2010 to address your comment (emphasis added to incremental disclosure):
“We evaluate our indefinite life intangible assets for impairment on an annual basis as of October 1st each year. An assessment is made at other times if events or changes in circumstances indicate that it is more likely than not that the assets have been impaired. During the three months ended March 31, 2010 and 2009, there were no indicators of impairment, and no impairment was recorded for intangible assets with indefinite lives.”
Note 11. Amended and Restated Credit Agreement due 2011, page F-29
10.	We note that you entered into three credit agreements with Liberty Media Corporation in February and March 2009 and extinguished these agreements in June and August 2009 for losses. Please tell us in detail how the losses were determined and provide us with a reconciliation of these extinguishments to your financial statements. We note your disclosure on page F-21 that 12.5 million shares of Series B Preferred Stock was issued in partial consideration for certain loan investments.
Response:
Losses incurred related to the early extinguishment of credit agreements entered into with Liberty Media were attributable to unamortized original issuance discounts and unamortized debt issuance costs. The original issuance discount reflected an initial $30 million structuring fee paid to Liberty Media and the allocation of $227 million of proceeds to the convertible preferred shares issued to Liberty Media.

A summary of the components of losses attributable to the Liberty Media credit agreements, reconciled to the total extinguishment losses reported in our Quarterly Reports on Form 10-Q filed with the Commission on August 6, 2009 and November 5, 2009 is set forth below (amounts in thousands):

	Second	Third
	Quarter	Quarter
Second-Lien Credit Agreement ($150 million undrawn facility)
Unamortized original issuance discount	$56,678	$—
Deferred financing costs	985
Amended & Restated Credit Agreement ($100 million drawn facility)
Unamortized original issuance discount	39,182
Deferred financing costs	8,259
Repayment premium	2,345
Term Loan ($250 million drawn facility)
Unamortized original issuance discount		119,639
Deferred financing costs		1,945
Purchase Money Loan ($30 million facility)
Unamortized original issuance discount		12,729
Deferred financing costs		207

Total extinguishment losses related to Liberty Media credit agreements	107,449	134,520
Loss on conversion of 2 1/2% Convertible Notes	307
Loss on extinguishment of Amended and Restated Credit Agreement (third party creditors)		503
Loss on repurchase of 10% Senior PIK Secured Notes		3,031

Loss on extinguishment of debt and credit facilities, net	$107,756	$138,053

Exhibits
11.	Please file as exhibits the agreements General Motors Company and American Honda. We note your disclosure on page F-23 that GM and Honda are considered related parties. Alternatively, please advise us why you believe it is appropriate not to include such related party contracts under Item 601(b)(10) of Regulation S-K.

Response:
We do not believe it is appropriate to include our agreements with General Motors Company (“GM”) and American Honda as material contracts under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K provides, in relevant part, that: “(ii) If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.” Our agreements with GM and American Honda are agreements made in the ordinary course of business, and while GM and American Honda have representatives on our board of directors, the directors are not parties to the agreements. Therefore, they are not related party contracts required to be filed pursuant to subsection (A) of Item 601(b)(10)(ii) of Regulation S-K.
In our future filings we will delete the disclosure that GM and American Honda are related parties because they are not one of the enumerated persons identified in the definition of “related person” under Item 404(a) of Regulation S-K and the director representatives of GM and Honda are not standing for reelection at our Annual Meeting of Stockholders scheduled for May 27, 2010.
*     *     *     *
As requested by the Staff, we acknowledge that, with respect to filings made by us:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,
/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Dean Suehiro, Staff Accountant